Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Transcript of CNBC Interview

Becky Quick - Host of CNBC Squawk Box

Welcome back everybody. NextEra Energy acquiring Dominion Energy in an all stock deal valued at nearly $67 billion. That merger creates the largest regulated utility in the world. And it unites two leading players in the race to meet electricity demand for ai data centers.

Joining us right now are the CEOs of both companies, John Ketchum, the NextEra Energy CEO and Robert Blue, who is the CEO of Dominion Energy. And gentlemen, welcome to both of you. Thanks for being here today.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Good to be here.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Thanks a lot.

Becky Quick - Host of CNBC Squawk Box

Let’s talk first about how this deal came together and why. John, what makes Dominion so attractive?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Well, we have just terrific opportunities to drive growth and affordability. This deal is all about affordability and scale in our industry. Bigger is better. And this is going to create the world’s largest rate regulated utility, third largest energy infrastructure company in the United States and that’s really, really good for customers because we’re able to spread cost out over more investments, where to buy at a lower cost, build at a lower cost, operate at a lower cost and finance at a lower cost. And driving affordability is what it’s all about in our industry.

Becky Quick - Host of CNBC Squawk Box

Affordability is also important to the state and federal regulators that have to approve this deal. What promises have you made to them along those terms?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Well, we’re bringing right out of the gate $2.25 billion in bill credits. That’s to start and then with the scale benefits that we’ll have as we accommodate the growth and make investments needed to address what is skyrocketing power demand across the United States, something we haven’t seen in generations. Being able to do that in a responsible way that really leverages the scale benefits that this transaction brings will lead to long term affordability benefits for customers.

Becky Quick - Host of CNBC Squawk Box

Bob, I know that’s a big issue with Dominion. I think you’ve had more than 450 data centers that you’ve got up and running just since you started keeping track of this. Talk a little bit about that demand what it means.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Yes, we’ve connected more data centers than any other company, and we need to be able to meet that demand, as John said, in a responsible way and this combination with the scale that these two companies together will have, will allow us to be able to provide service for all of our customers, not just our large customers, like data centers more cheaply. And so we think that’s going to be good for everyone, and it’s going to give us a chance to address the need to connect new customers, serve demand on the schedule that they need it, and do it in a way that’s fair to everyone. This combination allows us to do all that.

Becky Quick - Host of CNBC Squawk Box

How does how does it do that? Bob, I think you’ve talked a little bit about how, you know, you haven’t seen demand like this in the industry since the end of World War II, when there was such a big boom coming back, the baby boomers.

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

That’s exactly right. And the way it allows us to do that is just what John described. It’s the scale and not just the scale. Scale is important, but smart scale is more important. And putting these two companies together that have a history of being capable of building in an effective way, I think is going to allow us to unlock a lot of value for our customers. Between the two of us, over the last decade, we’ve built more new generation than the next 25 companies in our industry combined. So that kind of expertise together will allow us to build what we need and do it in a way that is cost effective for customers.

Becky Quick - Host of CNBC Squawk Box

John, I know that the industry plans to spend tens of billions of dollars on new electricity generation, things like transmission lines, and making sure that there’s the power to move all of those things. What are your plans specifically? How do you see this playing out?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Well we’re going to be investing $60 billion as a combined company per year. So think about it as about a half $1 trillion in an investment in the United States of America across all 50 states. This nation needs a company to lead in this environment where power demand is so high and where we need generation to power our economy, whether it’s large load customers, everyday customers that are using power more at their home. And that’s really what this combination allows us to do is, is to lead as one, as the world’s leader in providing power generation and transmission solutions for our customers. And we’re going to do that in Virginia, North Carolina, South Carolina and Florida. But like I said, we’re also in every state across America and we’re a builder. We’re a builder that’s committing capital and getting it done. And there aren’t a lot of builders in our industry, and there certainly is no builder in our industry that has the scale and expertise that this combination brings.

Becky Quick - Host of CNBC Squawk Box

John, NextEra has long been known as kind of a clean energy company focused on natural gas, where, what are going to be the sources of power for the future.

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

All of the above. It’s going to take everything. It’s going to take a combination of natural gas fired generation, a combination of nuclear. We’re recommissioning a plant in Iowa right now called Duane Arnold. Dominion Energy has a very large nuclear fleet, as does NextEra. When we put those two together, we’re going to be number two in the United States in terms of size of nuclear. It’s going to take renewables, it’s going to take storage, it’s going to take transmission, build out. It’s going to take gas pipelines, all those things we do. And this combination is going to allow us to do it more affordably than ever for the benefit of our customers.

Becky Quick - Host of CNBC Squawk Box

A new AI data center can consume, I read up to 1000 Walmarts, basically the same power generation needed to power 1000 Walmarts. The data center growth. And Bob, I know that you guys are there and you know, data center alley basically in Virginia where a lot of this is built up, is there pushback that that exists from neighborhoods saying, we don’t want this in our backyard at this point? What do you do about that? And how does that impact potential future growth?

Robert M. Blue - Chairman, President & Chief Executive Officer, Dominion Energy, Inc.

Any energy infrastructure causes folks who are impacted by it to have a reaction. That’s understandable. We’ve been doing this for decades, and the appropriate way to go about it is to communicate with people early, to be honest with them. Straightforward. Explain the benefits of the infrastructure that we’re building to the neighborhood and to society. Our companies, as John mentioned, we’re builders. We’ve done this for a long time, but we need to step up our game in terms of communicating with communities. I think we’re seeing that more and more across the industry, and we need to work with our customers who are building for jointly, to effectively communicate with the folks who are impacted by infrastructure. We can do it. We’ve done it for a long time. We’ll keep doing it in the future.

Becky Quick - Host of CNBC Squawk Box

And finally, John, I’d just ask again, this does require regulators, both state and local, to sign off on it. Are you confident that you’ll get those approvals?

John W. Ketchum - Chairman, President & Chief Executive Officer, NextEra Energy, Inc.

Yes. There’s no overlap in terms of the operations. Putting these two companies together and the benefits that we’re bringing with the $2.25 billion in bill credits. We have dual headquarters. The operating teams that customers are used to working with every single day in the local operations, the names, the faces, the trust they’ve developed with those teams are going to all remain in place. And so I think we’ve really tried to be thoughtful about making sure that we are bringing the right level of customer benefits to this transaction. We think the near term with those credits, the long term with the scale, the dual headquarters arrangement, and leaving the management teams in place who have done a very good job over with Dominion Energy, you know, puts us in a great position.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (SEC) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION

STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.